Exhibit 99.1

SMTC Corporation Announces Fourth Quarter and Full Year 2020 Financial Results

TORONTO, March 17, 2021 -- SMTC Corporation (Nasdaq:SMTX), a global electronics manufacturing services provider and winner of Frost & Sullivan’s 2019 Best Practices Award for Customer Value Leadership in the Electronics Manufacturing Services Industry, today announced its fourth quarter and full year 2020 financial results.

Fourth Quarter Financial Highlights

•	Fourth quarter 2020 revenue was $101.3 million, up 12.3% vs. the prior year.
•	EPS was ($0.13) compared to $0.04 in the prior year.
•	Adjusted EPS was $0.12 compared to $0.10 in the prior year.
•	Net Loss was $3.6 million compared to $1.0 million net income in the prior year.
•	Adjusted Net Income was $3.4 million compared to $2.9 million in the prior year.
•	EBITDA was $0.6 million compared to $6.7 million in the prior year.
•

Adjusted EBITDA was $7.2 million compared to $7.0 million in the prior year. In calculating Adjusted EBITDA, primary addbacks to EBITDA included $3.6 million of restructuring charges associated with the Company’s Mexico site consolidation, in addition to $1.3 million of merger and acquisitions related expenditures.

2020 Full Year Financial Highlights

•	2020 revenue was $386.5 million, up 3.8% vs. the prior year.
•	EPS was ($0.02) compared to ($0.23) the prior year.
•	Adjusted EPS was $0.42 compared to $0.27 the prior year.
•	Net Loss was $0.6 million compared to $6.0 million the prior year.
•	Adjusted Net Income was $11.9 million compared to $6.9 million the prior year.
•	EBITDA was $17.9 million compared to $19.1 million the prior year.
•	Adjusted EBITDA was $27.4 million compared to $24.8 million the prior year.

$s millions (except EPS)	Q4 2020	Q3 2020	Change	Q4 2019	Change
Revenue	$101.3	$99.5	1.7%	$90.2	12.3%
GAAP
Gross Profit	$11.8	$11.1	6.7%	$10.5	12.9%
Gross Profit Percentage	11.7%	11.2%		11.6%
Net Income (Loss)	$-3.6	$1.2	(385.9%)	$1.0	(456.8%)
EPS	$-0.13	$0.04	0.0%	$0.04	(453.9%)
Non-GAAP
Adjusted Gross Profit	$12.8	$12.5	1.8%	$12.2	5.0%
Adjusted Gross Profit Percentage	12.6%	12.6%		13.5%
Adjusted Net Income	$3.4	$3.8	(10.9%)	$2.9	17.6%
Adjusted EPS	$0.12	$0.13	(6.9%)	$0.10	16.6%
Adjusted EBITDA	$7.2	$7.5	(4.1%)	$7.0	3.9%
Adjusted EBITDA Percentage	7.1%	7.6%		7.7%
Net Debt	$87.4	$85.9	1.8%	82.1

$s millions (except EPS)	2020	2019	Change
Revenue	$386.5	$372.5	3.8%
GAAP
Gross Profit	$43.3	$37.0	16.9%
Gross Profit Percentage	11.2%	9.9%
Net Loss	$(0.6)	$(6.0)	(90.3%)
EPS	$(0.02)	$(0.23)	(91.2%)
Non-GAAP
Adjusted Gross Profit	$48.7	$44.2	10.2%
Adjusted Gross Profit Percentage	12.6%	11.9%
Adjusted Net Income	$11.9	$6.9	73.6%
Adjusted EPS	$0.42	$0.27	58.3%
Adjusted EBITDA	$27.4	$24.8	10.5%
Adjusted EBITDA Percentage	7.1%	7.6%
Net Debt	$87.4	$82.1	6.5%

Note: Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted Net Income, Adjusted Earnings Per Common Share (Adjusted EPS), EBITDA, Adjusted EBITDA, Adjusted EBITDA Percentage, and Net Debt (each as defined below) are non-GAAP measures. Please refer to the section below labeled “Non-GAAP Information” and the various reconciliations to the applicable most directly comparable GAAP measures shown below in this press release.

Management Commentary

“I am proud that our organization did an outstanding job supporting our customers and employee wellness during the pandemic and we were able to successfully navigate through the challenges presented by the COVID-19 pandemic during the year,” said Ed Smith, SMTC’s President and Chief Executive Officer. “We finished 2020 on a strong note with sales up 12.2% compared to the same quarter in the prior year and are looking forward to opportunities ahead for SMTC.”

“We saw a strong rebound and expansion in our semiconductor business in 2020, and our focus on the Industrial IoT market and our growth in the defense and aerospace industry enabled us to provide a stable and solid base to grow our business,” noted Smith.

	Twelve months ended January 03, 2021		Twleve months ended December 29, 2019		Change
Industry Sector	$	%	$	%	$	%
Industrial IoT, Power and Clean Technology	154.2	39.9	147.3	39.5	6.9	4.7
Semiconductors	52.6	13.6	23.0	6.2	29.6	128.7
Medical and Safety	44.2	11.4	45.5	12.2	(1.3)	(2.9)
Retail and Payment Systems	41.1	10.6	46.1	12.4	(5.0)	(10.8)
Avionics, Aerospace and Defense	37.3	9.7	24.7	6.6	12.6	51.0
Test and Measurement	35.4	9.2	48.7	13.1	(13.3)	(27.3)
Telecom, Networking and Communications	21.7	5.6	37.2	10.0	(15.5)	(41.7)
Total	386.5	100.0	372.5	100.0	14.0	3.8%

The Company initiated its previously announced Mexican consolidation to enhance operational efficiencies and incurred $3.6 million of restructuring charges in the fourth quarter. The Company also generated $3.3 million in changes in working-capital from operations in the fourth quarter and capital expenditures were $2.4 million. During the fourth quarter, the Company also amended its credit facilities to provide increased covenant flexibility as it navigates through the COVID-19 pandemic.

As of the end of the fiscal year 2020, subject to borrowing base conditions, SMTC had $28.4 million available for borrowing under its asset-based lending facility and reduced its debt-to-adjusted EBITDA ratio to 2.62 (excluding leases).

Special Shareholder Meeting

The Company will conduct its previously announced special meeting of stockholders on March 31, 2021 at 12:00 p.m. Eastern Time. In light of the COVID-19 pandemic, to support the health and well-being of our stockholders, employees and directors, and taking into account recent federal, state and local guidance, the Special Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. Shareholders as of the stock market close on February 11, 2021, the record date, can attend and participate in the Special Meeting by visiting www.proxydocs.com/SMTX (the “Virtual Special Meeting Website”) where shareholders will be able to vote electronically and submit questions. In order to attend the Special Meeting, shareholders must register in advance at www.proxydocs.com/SMTX prior to the deadline of March 29, 2021 at 5:00 p.m. Eastern Time. Shareholders will be asked to provide the control number located on their proxy card or voting instruction form. Upon completing their registration, shareholders will receive further instructions via email.

Additional Information and Where to Find It:

This communication relates to the proposed merger involving the Company. In connection with the proposed merger, the Company filed a definitive proxy statement and other documents related to the proposed merger, including a form of proxy, with the Securities and Exchange Commission (the “SEC”) on February 18, 2021, and will file or furnish other relevant materials with the SEC. The definitive proxy statement and a form of proxy were first mailed or otherwise furnished to the stockholders of the Company on February 18, 2021. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that may be filed by the Company with the SEC. Investors and stockholders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, and the Company’s website, www.smtc.com. In addition, the documents may be obtained free of charge by directing a request by mail or telephone to: SMTC Corporation, 425 North Drive Melbourne, FL 32934, Attention: Secretary, (905) 479-1810.

Participants in the Solicitation

The Company, H.I.G. Capital, LLC (“H.I.G.”) and certain of their respective directors, executive officers, certain other members of management and employees of the Company and H.I.G. and agents retained by the Company may be deemed to be participants in the solicitation of proxies from stockholders of the Company in favor of the proposed merger. Information about directors and executive officers of the Company and their beneficial ownership of the Company’s common stock is set forth in the Company’s definitive proxy statement on Schedule 14A for its 2020 annual meeting of stockholders, as filed with the SEC on June 26, 2020. Certain directors, executive officers, other members of management and employees of the Company may have direct or indirect interests in the proposed merger due to securities holdings, vesting of equity awards, rights to severance payments or the purchase of equity in EMS Silver Topco Inc. Additional information regarding the direct and indirect interests of these individuals and other persons who may be deemed to be participants in the solicitation is included in the proxy statement with respect to the proposed merger the Company filed with the SEC and furnished to the Company’s stockholders.

Non-GAAP Information

Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted Net Income, Adjusted Earnings Per Common Share (Adjusted EPS), EBITDA, Adjusted EBITDA, Adjusted EBITDA Percentage, and Net Debt are non-GAAP measures and are referred to herein as “Non-GAAP Financial Measures.” Adjusted Gross Profit is computed as gross profit excluding amortization of intangible assets, unrealized foreign exchange gains or losses on unsettled forward foreign exchange contracts and COVID-19 related expenses. COVID-19 related expenses include expenses associated with the retention of temporary replacement labor, additional sanitation, cleaning and disinfection of facilities, personal protective equipment and related supplies and costs associated with facilitating social distancing.

Adjusted Gross Profit Percentage is computed as Adjusted Gross Profit divided by revenue. Adjusted Net Income is computed as net income (loss) before amortization of intangible assets, restructuring charges (recovery), stock-based compensation, fair value adjustment of warrant liability, merger and acquisition related expenses, fair value adjustment to contingent consideration, COVID-19 related expenses and unrealized foreign exchange gains and losses on unsettled forward foreign exchange contracts. Adjusted EPS is computed as Adjusted Net Income divided by Diluted Weighted Average Shares Outstanding. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is computed as EBITDA as further adjusted to exclude restructuring charges, stock-based compensation, fair value adjustment of warrant liability, fair value adjustment to contingent consideration, merger and acquisition related expenses, COVID-19 related expenses and unrealized foreign exchange gains and losses on unsettled forward foreign exchange contracts. Adjusted EBITDA Percentage is computed as Adjusted EBITDA divided by revenue. Net Debt is computed as total debt minus cash. Reconciliations of Reconciliation of Adjusted Gross Profit and Adjusted Gross Profit Percentage, Reconciliation of Adjusted Net Income and Adjusted EPS, Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Percentage, and Net Debt to total debt are each included in this press release below.

Management believes that these Non-GAAP Financial Measures, when used in conjunction with GAAP financial measures, provide useful information to investors about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to the key metrics SMTC uses in its financial and operational decision making. The Company’s management believes that adjusting for the additional temporary costs attributable to the COVID-19 pandemic allows for a better comparison of the Company’s performance to prior periods, which is consistent with the Company’s recent amendments to the financial covenants in its financing agreements. These Non-GAAP Financial Measures are used by management to manage and monitor SMTC’s performance, and also frequently used by analysts, investors and other interested parties to evaluate companies in SMTC’s industry. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and should not be construed as an inference that SMTC’s future results will be unaffected by any items adjusted for in these Non-GAAP Financial Measures. In evaluating these non-GAAP measures, you should be aware that in the future SMTC may incur expenses that are the same as or similar to some of those adjusted in the presentation below. The Non-GAAP Financial Measures that SMTC uses are not necessarily comparable to similarly titled measures used by other companies due to different methods of calculation.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, including statements regarding the proposed merger and the ability to consummate the proposed merger. Forward-looking statements are indicated by words or phrases such as “guidance,” “believes,” “expects,” “intends,” “forecasts,” “can,” “could,” “may,” “anticipates,” “estimates,” “plans,” “projects,” “seeks,” “should,” “targets,” “will,” “would,” “outlook,” “continuing,” “ongoing,” and similar words or phrases and the negative of such words and phrases. Forward-looking statements are based on the Company’s current plans and expectations and involve risks and uncertainties which are, in many instances, beyond the Company’s control, and which could cause actual results to differ materially from those included in or contemplated or implied by the forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) the Company may be unable to obtain stockholder approval as required for the proposed merger; (2) the conditions to the closing of the proposed merger and required regulatory approvals may not be obtained; (3) the proposed merger may involve unexpected costs, liabilities or delays, including the payment of a termination fee to EMS Silver Inc. (“Parent”) by the Company; (4) the business of the Company may suffer as a result of uncertainty surrounding the proposed merger; (5) the effect of the announcement or pendency of the proposed merger on the Company’s business relationships, including with customers and suppliers; (6) the outcome of any legal proceedings related to the proposed merger; (7) the Company may be adversely affected by other economic, business, legislative, regulatory and/or competitive factors, including, but not limited to, future response to, and effects of, the COVID-19 pandemic, including the Company’s continued operations, customer demand, supply chain availability and implementation of protective measures and public policy response to the COVID-19 pandemic, including legislation or restrictions, and access to additional funding under and compliance with its credit facilities; (8) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (9) the attention of the Company’s management and employees may be diverted from ongoing business concerns as a result of the proposed merger; (10) limitations placed on the Company’s ability to operate its business under the proposed merger agreement; (11) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (12) the fact that under the terms of the merger agreement, the Company is restricted from soliciting other acquisition proposals after the date of the merger agreement; (13) the failure by Parent or EMS Silver Merger Sub Inc. to obtain the necessary debt and equity financing arrangements set forth in the commitment letters received in connection with the proposed merger; and (14) other risks to consummation of the proposed merger, including the risk that the proposed merger will not be completed within the expected time period or at all, which may adversely affect the Company’s business and the price of the Company’s common stock.

The foregoing review of important factors that could cause actual results to differ from expectations should not be construed as exhaustive and should be read in conjunction with the information contained in the Company’s SEC filings, including, but not limited to, the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021 . No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

Except as required by applicable law, the Company does not intend, and assumes no obligation, to update any forward-looking statements. The Company’s stockholders are advised, however, to consult any future disclosures the Company makes on related subjects as may be detailed in the Company’s other filings made from time to time with the SEC.

About SMTC

SMTC Corporation was founded in 1985 and acquired MC Assembly Holdings, Inc. in November 2018. SMTC has more than 50 manufacturing and assembly lines in the United States and Mexico which creates a powerful low-to-medium volume, high-mix, end-to-end global electronics manufacturing services (EMS) provider. With local support and expanded manufacturing capabilities globally, including fully integrated contract manufacturing services with a focus on global original equipment manufacturers and emerging technology companies, including those in the Avionics, Aerospace and Defense, Industrial IoT, Power and Clean Technology, Medical and Safety, Retail and Payment Systems, Semiconductors, Telecom, Networking and Communications, and Test and Measurement industries. As a mid-size provider of end-to-end EMS, SMTC provides printed circuit board assembly production, systems integration and comprehensive testing services, enclosure fabrication, as well as product design, and sustaining engineering and supply chain management services. SMTC services extend over the entire electronic product life cycle from the development and introduction of new products through to the growth, maturity and end-of-life phases. For further information on SMTC Corporation, please visit our website at www.smtc.com.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
	Three months ended		Twelve months ended
(Expressed in thousands of U.S. dollars, except number of shares and per share amounts)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Revenue	$101,359	$90,244	$386,450	$372,511
Cost of sales	89,513	79,750	343,177	335,490
Gross profit	11,846	10,494	43,273	37,021
Selling, general and administrative expenses	8,566	7,132	29,602	27,040
Change in fair value of contingent consideration	-	-	-	(3,050)
Restructuring charges	3,600	(669)	4,125	7,955
Operating earnings (loss)	(320)	4,031	9,546	5,076
Fair value loss (gain) on warrant liability	837	640	852	(279)
Interest expense	2,028	2,213	8,049	10,562
Net income (loss) before income taxes	(3,185)	1,178	645	(5,207)
Income tax expense (recovery)
Current	383	356	1,255	948
Deferred	(14)	(174)	(29)	(160)
	369	182	1,226	788
Net income (loss) and comprehensive income (loss)	$(3,554)	$996	$(581)	$(5,995)
Basic income (loss) per share	$(0.13)	$0.04	$(0.02)	$(0.23)
Diluted income (loss) per share	$(0.13)	$0.04	$(0.02)	$(0.23)
Weighted average number of shares outstanding
Basic	28,353,147	28,117,372	28,244,244	25,745,499
Diluted	28,353,147	28,117,372	28,244,244	25,745,499

Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars)	January 3, 2021	December 29, 2019
Assets
Current assets:
Cash	$600	$1,368
Accounts receivable - net	69,627	69,919
Unbilled contract assets	39,336	26,271
Inventories - net	49,799	47,826
Prepaid expenses and other assets	7,872	7,044
Derivative assets	1,055	-
Income taxes receivable	307	-
	168,596	152,428
Property, plant and equipment - net	24,305	25,310
Operating lease right of use assets - net	7,791	3,330
Goodwill	18,165	18,165
Intangible assets - net	9,701	12,747
Deferred income taxes - net	569	540
Deferred financing costs - net	812	859
Total assets	$229,939	$213,379

Liabilities and Shareholders' Equity

Current liabilities:
Revolving credit facility	34,694	34,701
Accounts payable	72,608	74,126
Accrued liabilities	21,946	11,164
Warrant liability	3,233	1,730
Restructuring liability	2,443	1,597
Income taxes payable	478	157
Current portion of long-term debt	2,500	1,250
Current portion of operating lease obligations	2,590	1,128
Current portion of finance lease obligations	2,245	1,226
	142,737	127,079

Long-term debt	30,930	33,750
Operating lease obligations	5,590	2,615
Finance lease obligations	9,492	8,838
Total liabilities	188,749	172,282

Shareholders’ equity:
Capital stock	511	508
Additional paid-in capital	294,060	293,389
Deficit	(253,381)	(252,800)
	41,190	41,097
Total liabilities and shareholders' equity	$229,939	$213,379

Consolidated Statements of Cash Flows
(Unaudited)

(Expressed in thousands of U.S. dollars)	Three months ended		Twelve months ended
Cash provided by (used in):	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019
Operations:
Net income (loss)	$(3,554)	$996	$(581)	$(5,995)
Items not involving cash:
Depreciation on property, plant and equipment	1,401	1,646	6,168	6,548
Amortization of acquired Intangible assets	328	1,656	3,046	7,188
Unrealized foreign exchange gain on unsettled forward exchange contracts	(335)	—	(1,055)	—
Deferred income taxes (recovery)	(14)	(174)	(29)	(160)
Write down of property, plant and equipment	—	(103)	—	158
Amortization of deferred financing fees	313	292	1,205	1,592
Stock-based compensation	286	237	761	775
Change in fair value of warrant liability	837	640	852	(279)
Change in fair value of contingent consideration	—	—	—	(3,050)

Change in non-cash operating working capital:
Accounts receivable	3,779	(8,711)	292	3,067
Unbilled contract assets	3,400	519	(13,065)	(5,866)
Inventories	1,738	1,709	(1,973)	5,377
Prepaid expensesand other assets	(1,308)	77	(828)	(1,018)
Income taxes payable	77	421	14	305
Accounts payable	(5,082)	7,233	(1,404)	(2,612)
Accrued liabilities	(1,167)	(1,611)	10,800	(1,876)
Restructuring liability	2,137	(1,139)	901	1,597
Net change in operating lease right of use asset and liability	(208)	(464)	(24)	(50)
	2,628	3,224	5,080	5,701
Financing:
Advances (repayments) of revolving credit facility	338	(139)	(7)	9,681
Repayments of long-term debt	(625)	(625)	(1,562)	(23,250)
Debt issuance and deferred financing fees	(378)	(569)	(515)	(940)
Principal repayments of finance lease obligations	(545)	(366)	(1,542)	(1,565)
Purchase treasury stock	(464)	(74)	(464)	(74)
Proceeds from issuance of common stock rights offerings		—	—	14,044
Proceeds from issuance of stock options	377	1	377	46
	(1,297)	(1,772)	(3,713)	(2,058)
Investing:
Purchase of property, plant and equipment	(1,006)	(685)	(2,241)	(3,876)
Proceeds from sale of property, plant and equipment	106	—	106	—
	(900)	(685)	(2,135)	(3,876)
Decrease in cash	431	767	(768)	(233)
Cash, beginning of period	169	601	1,368	1,601
Cash, end of the period	$600	$1,368	$600	$1,368

Supplementary Information:
Reconciliation of Adjusted Gross Profit and Adjusted Gross Profit Percentage
(Unaudited)
	Three months ended		Twelve months ended
(Expressed in thousands of U.S. dollars)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Gross Profit	$11,846	$10,494	$43,273	$37,021
Add (deduct):
Amortization of intangible assets	328	1,656	3,046	7,188
Unrealized foreign exchange gain
on unsettled forward exchange contracts	(335)	—	(1,055)	—
COVID-19 related expenses	924	—	3,457	—
Adjusted Gross Profit	$12,763	$12,150	$48,721	$44,209
Adjusted Gross Profit Percentage	12.6%	13.5%	12.6%	11.9%

Supplementary Information:
Reconciliation of Adjusted Net Income and Adjusted EPS
(Unaudited)
	Three months ended		Twelve months ended
(Expressed in thousands of U.S. dollars)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net income (loss)	$(3,554)	$996	$(581)	$(5,995)
Add (deduct):
Amortization of intangible assets	328	1,656	3,046	7,188
Restructuring charges (recovery)	3,600	(669)	$4,125	7,955
Stock compensation expense	286	237	761	775
Fair value adjustment of warrant liability	837	640	852	(279)
Fair value adjustment of contingent consisderation	—	—	—	(3,050)
Merger and acquisitions related expenses	1,340	54	1,340	286
COVID-19 related expenses	924	—	3,457	—
Unrealized foreign exchange gain on unsettled forward exchange contracts	(335)	—	(1,055)	—

Adjusted Net income	$3,426	$2,914	$11,945	$6,880
Adjusted EPS	$0.12	$0.10	$0.42	$0.27
Weighted average number of shares outstanding
Basic	28,353,147	28,117,372	28,244,244	25,745,499
Diluted	28,353,147	28,117,372	28,244,244	25,745,499

Supplementary Information:
Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Percentage
(Unaudited)
	Three months ended		Twelve months ended
(Expressed in thousands of U.S. dollars)	January 3, 2021	December 29, 2019	January 3, 2021	December 29, 2019

Net income (loss)	$(3,554)	$996	$(581)	$(5,995)
Add (deduct):
Depreciation of property, plant and equipment	1,401	1,646	6,168	6,548
Amortization of Intangible assets	328	1,656	3,046	7,188
Interest	2,028	2,213	8,049	10,562
Income tax expense	369	182	1,226	788
EBITDA	$572	$6,693	$17,908	$19,091

Add (deduct):
Restructuring charges (recovery)	3,600	(669)	4,125	7,955
Stock compensation expense	286	237	761	775
Fair value adjustment of warrant liability	837	640	852	(279)
Fair value adjustment of contingent consideration	—	—	—	(3,050)
Merger and acquisitions related expenses	1,340	54	1,340	286
COVID-19 related expenses	924	—	3,457	—
Unrealized foreign exchange gain on unsettled forward exchange contracts	(335)	—	(1,055)	—
Adjusted EBITDA	$7,224	$6,955	$27,388	$24,778
Adjusted EBITDA Percentage	7.1%	7.7%	7.1%	6.7%

Supplementary Information:
Reconciliation of Net Debt
(Unaudited)

(Expressed in thousands of U.S. dollars)	January 3, 2021	December 29, 2019

Revolver	$34,694	$34,701
Long-term debt	37,188	38,750
Discount (long-term debt)	(3,758)	(3,750)
Finance lease obligations[1]	11,737	10,064
Operating lease obligations[2]	8,180	3,743
Total Debt	$88,041	$83,508
Cash	$(600)	$(1,368)
Net Debt	$87,441	$82,140

Investor Relations Contact

Peter Seltzberg

Managing Director

Darrow Associates, Inc.

516-419-9915

pseltzberg@darrowir.com